Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 19, 2009, relating to the consolidated financial statements and consolidated financial statement schedules of Pinnacle West Capital Corporation and the effectiveness of Pinnacle West Capital Corporation’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 158) appearing in the Annual Report on Form 10-K of Pinnacle West Capital Corporation for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 24, 2009